February 23, 2026

Lim Say Wei
Chief Executive Officer
Magnitude International Ltd
27 Woodlands Industrial Park E1
#03-15 (Lobby B) Hiangkie Industrial Building
Singapore 757718

       Re: Magnitude International Ltd
           Form 20-F for the fiscal year ended April 30, 2025
           File No. 001-42770
Dear Lim Say Wei:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ended April 30, 2025
Item 15. Controls and Procedures, page 76

1. Please amend your filing to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of April 30, 2025. Please refer to Item 15(a) of Form 20-F.
Item 16K. Cybersecurity, page 78

2.     Please tell us why cybersecurity disclosure is not applicable given that
Item 16K
       applies to annual reports on Form 20-F, or amend your filing to include the applicable cybersecurity disclosures. See Instruction to Item 16K of Form 20-F. Exhibits

3. We note the certifications required by Rules 13a-14 and 15d-14 of the Exchange Act have been omitted from your Form 20-F. Please file an amended Form 20-F in its entirety and include the certifications from your principal executive officer and principal
 February 23, 2026
Page 2

       financial officer, or persons performing similar functions, as exhibits in accordance with the general instructions and instructions as to exhibits of Form
20-F.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction